UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-14974

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92130 Issy-les-Moulineaux

France

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: October 21, 2010	Title:	General Secretary

PRESS RELEASE

Q3 2010 Revenues

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Q3 2010 revenues of €906 million, up 12.9% compared with Q3 2009

o

Q3 2010 revenues up 7.2% at constant currency

o

Each of the three businesses posted double-digit revenue growth compared to Q3 2009

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Taking into account the upcoming Disposal Proceeds Notes (DPN) redemption and third quarter trends, the company is providing further guidance on the year end outlook

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The Group expects to achieve a yoy revenue growth for Q4 2010 at constant currency

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The Group expects adjusted EBITDA1 as a percentage of revenues to increase slightly in H2 2010 compared with H2 2009

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Disposals

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Sale of the majority of the stake in Screenvision US completed and announced on 15 October 2010. $60 million cash received and to be applied to the Disposal Proceeds Notes

o

Consultations of workers representatives for Grass Valley restructuring finalized, including in France

Paris (France), 21 October 2010 - The Board of Directors of Technicolor (Euronext Paris: TCH; NYSE: TCH) met yesterday to review the Group’s third quarter of 2010 revenues.

Comment by Frederic Rose, CEO

“Our ability to generate growth in all of our businesses in the third quarter has been driven by the Group’s refocus. Also, the disposal of Screenvision and the announcement of the sale of Broadcast in the third quarter confirm that we are delivering on our disposal program. We are well on track to deliver on our 2010 objectives.”

1   EBITDA from continuing activities minus restructuring and impairment charges, and minus other income and expenses.

Third quarter 2010 revenues

Revenues are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued, principally the Grass Valley and the Media Networks (PRN, Screenvision) businesses.

In € million unless otherwise stated	Q3 2009	Q3 2010	Change, reported
Technology revenues	98	125	+27.6%
Change at constant currency		+31.4%
Entertainment Services revenues*	374	419	+12.0%
Change at constant currency		+4.2%
Digital Delivery revenues	314	360	+14.6%
Change at constant currency		+8.1%
Other revenues**	16	2	(90.2)%
Change at constant currency		(90.7)%
Total revenues from continuing operations	803	906	+12.9%
Change at constant currency		+7.2%
Total revenues excluding retail telephony	789	905	+14.7%
Change at constant currency		+8.9%

*  Excluding Digital Content Delivery Services, reported within Digital Delivery since 30 June 2010.

** Include retail telephony activities. The Group completed the exit from these activities at the end of 2009.

Key highlights

Q3 2010 revenues

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In the third quarter of 2010, Group revenues from continuing activities amounted to €906 million, up 12.9% at current currency compared with the third quarter of 2009, and up 7.2% at constant currency. Excluding the retail telephony business from which the Group concluded its exit at the end of 2009, revenues grew by 14.7% at current currency in the third quarter of 2010, and by 8.9% at constant currency.

o

Technology activities benefited from a strong increase in revenues from MPEG LA, driven by growth in consumer electronic products and by the outcome of audits of past product volumes for certain licensees.

o

Entertainment Services revenues increased during the quarter across all activities except photochemical Film, mainly as a result of higher level of activity in Creation Services and improved volumes in DVD Services, driven by the start of the Warner Bros. agreement in August along with continued growth in overall Blu-ray™ volumes and improved market trends in DVD.

o

Digital Delivery revenues increased compared with the same period last year, reflecting notably strong volume growth in Connect and Media Services.

Outlook for the second half of 2010

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Taking into account the upcoming Disposal Proceeds Notes (DPN) redemption and third quarter trends, the company is providing further guidance on the year end outlook.

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The Group confirms it expects to deliver year-on-year increase in revenue from continuing operations in the fourth quarter of 2010 at constant currency.

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The Group is continuing to optimize its overall cost structure while maintaining its R&D and commercial efforts. In addition, operational performance remains a key focus. Nevertheless, for the second half of 2010, the Group expects adjusted EBITDA2 as a percentage of revenues to increase slightly compared with the second half of 2009.

Disposals

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The Group announced on 15 October 2010 the completion of the sale of a majority of its 50% stake in Screenvision US to Shamrock Capital Growth Fund II, in return for $60 million in cash that will be applied to the Disposal Proceeds Notes issued as part of the financial restructuring closed in the first half of 2010. The Group will retain a minority equity position.

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On the basis of the offer received in July 2010, the Group has progressed on the carve out and consultation actions required to close the sale of its Broadcast activities by the end of the year.

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Consultations of workers representatives for Grass Valley restructuring have been finalized, including in France.

2   EBITDA from continuing activities minus restructuring and impairment charges, and minus other income and expenses.

Third quarter 2010 divisional review

Technology

Technology revenues

In € million	Q3 2009	Q3 2010
Revenues	98	125
Change, as reported (%)		+27.6%
Change at constant currency (%)		+31.4%
Of which Licensing revenues	98	125
Change, as reported (%)		+27.8%
Change at constant currency (%)		+31.6%

In the third quarter of 2010, Licensing activities benefited from a strong increase in revenues from MPEG LA, driven by strong growth in consumer electronic products and by the outcome of audits of past product volumes for certain licensees.

In the third quarter of 2010, Corporate Research activity continued to actively contribute to the development of new technologies for Technicolor’s businesses, as demonstrated the successful launch of technologies for high performance 3D encoding and improved visual effects during the quarter.

Entertainment Services

Entertainment Services revenues

In € million	Q3 2009	Q3 2010
Revenues*	374	419
Change, as reported (%)		+12.0%
Change at constant currency (%)		+4.2%
* Excluding Digital Content Delivery Services, reported within Digital Delivery since 30 June 2010.

Creation and Theatrical Services

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Creation Services

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In the third quarter of 2010, Digital Production activities continued to deliver strong revenue growth, driven by increased activity in Visual Effects (VFX) for high-end Theatrical releases, with the completion of Narnia 3 and Harry Potter 7 projects, a continued recovery of the advertising market, which led to ongoing market share gains in VFX for Commercials, as well as ramp-up work in Animation on Nickelodeon’s TV series Penguins of Madagascar, Kung Fu Panda and Fanboy & Chum Chum (awarded during the quarter).

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Postproduction services recorded a higher level of activity during the quarter, driven particularly by success in the TV broadcast market in both United States and Canada.

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Theatrical Services

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Revenues from Film Services declined in the third quarter of 2010 compared with the same period of last year, resulting from lower photochemical film volumes, partly compensated by continuing strong growth in Digital Cinema distribution. Photochemical film footage declined by 19% in the third quarter of 2010 compared with last year as Digital Cinema conversion of theatres accelerated over the period, especially in North America where Digital Cinema now accounts for approximately 30% of screens as of the end of the third quarter of 2010.

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With the growth of Digital Cinema, the photochemical film market is now in a structural decline in processing volumes. Through this period of decline, the Group remains committed to photochemical film and intends to ensure that every contract delivers profitability and a positive cash flow. In this context, the Group will announce in the fourth quarter its plans for rationalizing its cost structure to ensure that it is able to competitively serve its customers through the tail of film processing.

o

The Group’s Digital Cinema distribution activities continued to expand during the quarter, with the Group’s satellite distribution network now covering over 700 exhibitor locations in North America.

Photochemical Film footage

In billion feet	Q3 2009	Q3 2010
Film footage	0.9	0.8
Change (%)		(19)%

DVD Services

Technicolor’s third quarter of 2010 combined DVD and Blu-ray™ volumes increased by 22% compared with third quarter of 2009, driven by the start of the Warner Bros. agreement in August, along with continued growth in overall Blu-ray™ volumes. Technicolor also continued to benefit from overall improving trends in consumer DVD purchasing and improved customer release slates in the quarter, demonstrated by year-on-year volume decline rates, which dropped into the mid single-digits excluding Warner Bros. During the third quarter, the DVD Services business won several new contracts from existing and new customers, including Microsoft and Elevation Sales.

DVD Services volume indicators

In million units	Q3 2009	Q3 2010
DVD volumes	281	342
Change (%)		+22%
o/w SD DVD (Standard Definition DVD)	242	292
Change (%)		+20%
o/w BD (Blu-ray™)	15	27
Change (%)		+82%
o/w Games and Kiosk	24	24
Change (%)		+1%

Digital Delivery

In the second quarter of 2010, the Group established a new division —Digital Delivery— to increase its capability to capture the growth resulting from the shift to digital distribution. The Digital Delivery business group brings together the Connect division, the world’s largest supplier of broadband gateway products and the world’s third largest supplier of set top boxes, with the Digital Content Delivery Services activity, which today plays out over 320 TV channels globally and provides media and library services for the management of premium content.

Digital Delivery revenues

In € million	Q3 2009	Q3 2010
Revenues	314	360
Change, as reported (%)		+14.6%
Change at constant currency (%)		+8.1%

Connect

In the third quarter of 2010, Connect activities recorded strong revenue growth, primarily driven by a recovery in set-top box volumes and an improved mix in Satellite, particularly in North America, strong growth in shipments of Cable set-top boxes, as well as increased revenues from some other product categories such as video Tablets and Software Service Platforms.

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In Satellite, volumes rebounded sharply and mix improved substantially compared to last year, principally due to increased shipments of higher-end HD products such as HD-PVR to a key customer in North America.

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In Cable, growth in shipments of set-top boxes was strong, primarily driven by increased deliveries of digital-to-analog adapters to a key customer in North America, weighing nevertheless on overall mix.

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In Telecom, volumes nearly stabilized compared to the trend recorded in the first half of 2010, as strong growth in volumes of advanced gateways largely offset weaker shipments of more basic DSL modems. Growth in revenues from video Tablets was also strong in the quarter.

Digital Home Products Indicators

In million units	Q3 2009	Q3 2010
Total Digital Home Products	5.2	6.5
Change (%)		+25%
o/w Satellite	1.6	2.1
Change (%)		+29%
o/w Cable	1.2	2.1
Change (%)		+76%
o/w Telecom	2.4	2.3
Change (%)		(4)%

Digital Content Delivery Services

In the third quarter of 2010, Digital Content Delivery Services activities mainly benefited from a recovery in Media Services revenues, which slightly increased year-on-year, an encouraging improvement compared to the trend noted in the first half of 2010, principally as a result of increased volumes for Compression & Authoring and Localization (dubbing and subtitling). Broadcast Services revenues were flat year-on-year, with a continuing migration of TV channels to HD.

An analyst conference call hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held today at 16:00 CET. The presentation document will be made available on the Technicolor website prior to the call.

Calendar

2 November 2010 – 9 November 2010	Investor Roadshow. The presentation document will be made available on the Technicolor website prior to the roadshow.
1 March 2011	Full Year 2010 Results

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Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Technicolor contacts

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

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